Exhibit 99.6

Emera Reports Strong Q1 2018 Earnings

HALIFAX, Nova Scotia – Today Emera (TSX: EMA) reported net income of $271 million, compared with net income of $312 million in Q1 2017. Adjusted net income was $202 million in the first quarter of 2018 versus $152 million in Q1 2017, an increase of 33 per cent.

Q1 2018 Highlights:

Reported Net Income

•	Reported Q1 2018 net income was $271 million, compared with net income of $312 million in Q1 2017.
•	Reported Q1 2018 earnings per common share were $1.17, compared with $1.48 per common share in Q1 2017.

Adjusted Net Income (1)

•	Adjusted Q1 2018 net income was $202 million, compared with $152 million in Q1 2017.
•	Adjusted Q1 2018 earnings per common share were $0.87, compared with $0.72 in Q1 2017.

Cash Flow

•	Operating cash flow (before changes in working capital) increased $96 million, or 28 per cent, to $444 million in Q1 2018, compared with $348 million in Q1 2017.

(1) See “Non-GAAP Measures” noted below.

“Our higher adjusted first quarter net income reflects the growth opportunity in our business now that it includes TECO as well as the benefits of our diversified portfolio,” said Scott Balfour, President and CEO of Emera Inc. “Our unregulated businesses capitalized on the weather-driven opportunities and benefited from higher capacity prices while our Florida utilities continued to show strong growth. The Maritime Link was placed into service on January 15, 2018, connecting the island of Newfoundland to the North American energy grid for the first time in history, and is also contributing to our 21 per cent overall increase in adjusted EPS.”

Financial Highlights:

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2018	2017
Net income attributable to common shareholders	$271	$312
After-tax mark-to-market gain (loss)	69	$160
Adjusted net income attributable to common shareholders (1)(2)	$202	$152

Earnings per common share – basic	$1.17	$1.48
Adjusted earnings per common share – basic (1)(2)	$0.87	$0.72

Weighted average shares of common stock outstanding - basic (millions of shares)	231	212

(1) See “Non-GAAP Measures” noted below.

(2) Adjusted net income (1) and Adjusted earnings per common share (1) exclude the effect of mark-to-market adjustments.

After-tax mark-to-market gains decreased $91 million to $69 million in 2018 compared to a $160 million gain for the same period in 2017. The decrease, related to Emera Energy, is due to changes in existing positions on long-term natural gas contracts in the first quarter of 2017 and a larger reversal of mark-to-market losses in the first quarter of 2017 compared to 2018, partially offset by lower amortization of gas transportation assets in 2018.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2017 to 2018 in the first quarter.

For the	Three months ended
millions of Canadian dollars	March 31
Adjusted net income – 2017 (1)(2)	$152
Emera Energy	45
Emera Florida and New Mexico	11
NSPML and LIL equity earnings	9
NSPI	(5)
Other	(10)
Adjusted net income – 2018 (1)(2)	$202

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Segmented Results:

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc. (“NSPI”), Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other.

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2018	2017
Adjusted net income
Emera Florida and New Mexico	$90	$79
NSPI	65	70
Emera Maine	10	13
Emera Caribbean (2)	5	7
Emera Energy (2)	55	10
Corporate & Other	(23)	(27)
Adjusted net income (1)	$202	$152
After-tax mark-to-market gain (loss)	69	160
Net income attributable to common shareholders	$271	$312

EPS (basic)	$1.17	$1.48

Adjusted EPS (basic) (1)(2)	$0.87	$0.72

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Emera Florida and New Mexico’s net income was $90 million in Q1 2018 compared to $79 million in Q1 2017. Increased earnings were driven by more favourable weather, higher base rates related to the Polk Power Station expansion, and decreased income tax expense, partially offset by higher depreciation expense and a stronger Canadian dollar.

NSPI’s net income was $65 million in Q1 2018 compared to $70 million in Q1 2017. The $5 million decrease was primarily due to higher OM&G expense related to storm costs in the period, and higher interest and income tax expenses, partially offset by higher electricity sales due to load growth. Q1 shortfall versus prior year is expected to reverse over the balance of the year and NSPI is expected to achieve annual earnings modestly higher than 2017.

Emera Maine’s net income was $10 million in Q1 2018 compared to net income of $13 million in Q1 2017. Results in Q1 2018 were driven by higher OM&G due to higher storm costs and lower capitalized overheads as a result of lower capital spending and higher medical costs, partially offset by lower income tax expense as a result of US tax reform.

Emera Caribbean’s net income, adjusted to exclude mark-to-market losses, of $5 million in Q1 2018 represents a decrease of $2 million compared to Q1 2017 net income of $7 million. The decrease was primarily due to lower sales volumes at Domlec reflecting the impact of Hurricane Maria.

Emera Energy’s net income, adjusted to exclude mark-to-market gains, was $55 million in Q1 2018 compared to $10 million in Q1 2017. This increase is primarily attributable to the favourable impact of cold weather in early 2018 in several of Emera Energy Services key market areas and higher capacity prices that came into effect in New England in June 2017. The cold weather resulted in high gas pricing and volatility that led to higher natural gas margins.

Corporate & Other’s net loss was $23 million in Q1 2018 compared to $27 million in Q1 2017. The decreased loss was primarily due to higher equity earnings from NSP Maritime Link (“NSPML”) and Labrador Island Link (“LIL”) and lower deferred compensation costs, partially offset by the effects of US tax reform.

The Maritime Link went into service on January 15, 2018. Cash earnings from NSPML were $15 million in Q1 2018 compared with $7 million of AFUDC earnings in Q1 2017.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Friday, May 11, 2018 at 10:00am Atlantic time (9:00am Toronto/Montreal/New York; 8:00am Winnipeg; 7:00am Calgary; 6:00am Vancouver) to discuss the Q1 2018 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until May 31, 2018 by dialing 1-800-585-8367 and entering pass code 5699008.

Annual General Meeting

Emera will hold its Annual General Meeting on Thursday, May 24, 2018 at 2:00 p.m. (Eastern) at the Glenn Gould Studio, 250 Front Street West, Toronto, ON.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $29 billion in assets and 2017 revenues of more than $6 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target achieving a minimum of 75% of its adjusted net income from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, 902-428-6945

Ken.McOnie@emera.com

Or

Media:

Kathy Purcell, 902-221-1148

kathy.purcell@emera.com

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